Schering AG and AstraZeneca announce collaboration and licensing agreement in the area of anti-inflammatory agents

Berlin, July 27, 2005 - Schering AG, Germany (FSE: SCH, NYSE: SHR) and AstraZeneca today announced that they have entered into a research collaboration and licensing agreement in the area of Selective
Glucocorticoid Receptor Agonists (SEGRAs) which represent a new class of anti-inflammatory agents.

Schering AG possesses an advanced collection of identified SEGRAs, which have potential utility in a number of disease areas. Schering and AstraZeneca will undertake a joint research and development program up to the end of Phase I clinical trials aimed at identifying novel SEGRAs.

Under the terms of the three-year agreement, AstraZeneca will have an exclusive, worldwide license to develop and market compounds for rheumatoid and respiratory diseases while Schering will have an exclusive, worldwide license to all other indications. Schering will receive upfront fees, with both parties having the potential to benefit from downstream milestone payments and royalties. Financial terms of the deal were not disclosed.

"The collaboration with AstraZeneca is an excellent opportunity for us to fully explore the potential of SEGRAs and capitalize on the full value of these compounds", said Dr. Khusru Asadullah, Head of Inflammation Research for Schering AG.

Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Gynecology & Andrology, Oncology, Diagnostic Imaging as well as Specialized Therapeutics for disabling diseases. As a global player with innovative products Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network of external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life: making medicine work.

This press release has been published by Corporate Communication of Schering AG, Berlin, Germany.

Your contacts at Schering AG Corporate Communication:
Media Relations: Oliver Renner , T: +49-30-468 124 31, oliver.renner@schering.de
Investor Relations: Peter Vogt, T: +49-30-468 128 38, peter.vogt@schering.de

Your contact at AstraZeneca:
Media Relations: Scott Young, Tel: +1 781 839 4589, scott.young@astrazeneca.com

Find additional information at:
www.schering.de/eng
www.astrazeneca.com